XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018
(347) 727-2474

January 12, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Matthew Crispino
Staff Attorney

Re:      XCel Brands, Inc.
Amendment No. 1 to Form 8-K for the Report Date of September 29, 2011
Filed December 15, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 23, 2011
File No. 000-31553

Dear Mr. Crispino:

On behalf of XCel Brands, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of January 6, 2012 addressed to Mr. Robert W. D’Loren, the Company’s Chief Executive Officer, regarding the Company’s Amendment No. 1 to Form 8-K for the report date of September 29, 2011 (the “Form 8-K”) and Form 10-Q for the fiscal quarter ended September 30, 2011.  For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

Securities and Exchange Commission
January 12, 2012

Form 8-K/A filed December 15, 2011

Description of Business

Licensing Business, page 13

1.
We note your responses to prior comments 15 and 16 and we reissue them in part. On page 17 of your amended current report, you disclose the LCNY Agreement accounted for 30% of your total revenue for the six months ended June 30, 2011 and 35% of your total revenue for the year ended December 31, 2010. Your response letter indicates that the LCNY Agreement only accounted for 4% and 7% of IM Brands’ revenue for fiscal years 2010 and 2011, respectively. Please revise to reconcile these differences and provide us a detailed analysis why you believe that the LCNY Agreement is not a material agreement under Item 601(b)(10)(ii)(B) of Regulation S-K. If the LCNY Agreement-related revenue is not material or a significant part of your business, you should indicate so as part of your discussion of the LCNY Agreement in your business section.

The Company advises the Staff that in connection with the acquisition of the Isaac Mizrahi Business, IM Brands assumed and entered into an amended and restated agreement (the “LCNY Agreement”) with Liz Claiborne (“LC”).  Pursuant to the LCNY Agreement, IM Brands, LLC, a subsidiary of the Company (“IM Brands”) provides design services to LC for the Liz Claiborne New York brand, which is sold exclusively through QVC.   For the six months ended June 30, 2011 and the year ended December 31, 2010,  the LCNY Agreement  accounted for approximately 7% and 4%, respectively, of the Isaac Mizrahi Business’s total  revenue.

IM Brands also assumed an agreement with QVC whereby IM Brands will receive an annual design fee from QVC for the term of the LCNY Agreement (the “Design Agreement”), which fee is intended to cover certain design expenses of the Company related to the Liz Claiborne New York brand.  The Design Agreement accounted for approximately 10% and 5% of the Isaac Mizrahi Business’s total revenue for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

As consideration for the termination of a previous design agreement between IM Ready and LC, the Isaac Mizrahi Business received a one-time fee of $9,000,000, which was recorded as a deferred royalty payment.  This amount was being amortized by the Isaac Mizrahi Business on a straight line basis over the life of the LCNY Agreement. Included in revenues for the six months ended June 30, 2011 and year ended December 31, 2010 is amortized revenue of $1.2 million and $2.3 million, respectively.  Following the acquisition of the Isaac Mizrahi Business, the Company is not receiving the benefits of the one-time payment and will not record any deferred royalty payment as a result of the one-time payment.

The Company previously stated that for the six months ended June 30, 2011 and the year ended December 31, 2010, the LCNY Agreement accounted for all of the Isaac Mizrahi Business’s design revenue and 30% and 35%, respectively, of total revenue.  These percentages of the Isaac Mizrahi Business’s total revenue amounts include the deferred royalty payment. As stated above and in the Form 8-K, following the acquisition of the Isaac Mizrahi Business, the Company is not receiving the benefit of the one-time payment and is not recording any further deferred royalty payment revenue from such payment.

Securities and Exchange Commission
January 12, 2012

The Company expects that revenue from the LCNY Agreement will decline as a percentage of revenue in 2012, as the Company will begin to recognize revenue under the other Isaac Mizrahi Brand licensing agreements described in the Form 8-K.

Because of the fact that the LCNY contributed less than 7% of the Isaac Mizrahi Business’s revenue for the last fiscal quarter prior to the acquisition, at September 29, 2011 (the date of event for the Form 8-K) the Company was not “substantially dependant on the LCNY Agreement to sell a major part of its products or services.  The Company believes this position is magnified by the fact that the QVC Agreement accounted for 61% and 635 of total revenue for the quarter ended June 30, 2011 and year ended December 31, 2010, respectively.

Accordingly, the Company advises the Staff that that the LCNY Agreement ordinarily accompanies the kind of business conducted by the Company and its subsidiaries, is deemed under Item 601(b)(10) of Regulation S-K to be a contract made in the ordinary course of business and, since the Company’s business is not substantially dependent upon it, the LCNY Agreement is not required to be filed in accordance with Item 601(b)(10) of Regulation S-K.

The Company will revise the disclosure under the caption “Business-Design Agreement”, as well as the disclosure under the caption “Management’s Discussion and Analysis or Plan of Operation” (“MD&A”) as appropriate.  In addition, the Company will add disclosure in the trend discussion section of the MD&A to indicate that it will not be receiving the benefits of or recording the deferred royalty payment in periods reflecting operations subsequent to the acquisition of the Isaac Mizrahi Business.

Management’s Discussion and Analysis, page 37

2.
We note your responses to prior comments 23 and 26 and we reissue them in part. Based on your disclosure on pages 47 and 48, it appears your financial covenants require a minimum consolidated quarterly EBITDA of $2,500,000 by June 30, 2012 and $4,000,000 by September 30, 2012. These amounts appear to greatly exceed the Company’s most recently disclosed quarterly consolidated EBITDA. Please advise us if more detailed disclosures, both quantitative and qualitative, are necessary to discuss whether you may have difficulty in meeting your financial covenants or are dependent on substantial growth in revenues to meet them in the next 12 months.

The Company advises the Staff that the financial covenants in the Loan require the Company to achieve minimum consolidated EBITDA of $2,500,000 by June 30, 2012 and $4,000,000 by September 30, 2012.  The June 30, 2012 and September 30, 2012 EBITDA requirements are based on the Company’s results of operations for the six and nine months ended on such dates, respectively.  In addition, the consolidated EBITDA which can be derived from the Company’s statements of operations for the three and nine months  ended September 30, 2011 reflect the results of only 2 days of operations (Sept 29th & 30th) and are adversely impacted by non-recurring transaction expenses and stock based compensation of approximately $620,000 and $750,000, respectively.  EBITDA, under the Loan, excludes transaction expenses and stock based compensation.  Management expects to comply with the minimum EBITDA covenants and believes that the disclosure included in the Form 8-K/A is sufficient.

Securities and Exchange Commission
January 12, 2012

Directors and Executive Officers, page 49

3.
We note your response to prior comment 29 and we reissue it in part. Please revise to provide a brief description of Mr. Mizrahi’s current outside business activities, pursuant to the Retained Media Rights or otherwise, that consume a material portion of his time. If significant, please revise to clarify the approximate percentage of his time Mr. Mizrahi devotes to activities outside of his scope of employment with the Company and its subsidiaries.

The Company advises the Staff that Mr. Mizrahi is required to devote his full time during business hours to his responsibilities as an employee of the Company pursuant to the employment agreement entered into with Mr. Mizrahi dated May 19, 2011 and assumed by the Company on September 29, 2011. Notwithstanding the foregoing, during non-business hours and from time to time with the Company’s approval, Mr. Mizrahi pursues certain other business activities, primarily television shows and other appearances, for which Mr. Mizrahi has retained the right to be compensated from pursuant to the Retained Media Rights under the Purchase Agreement. To date, such press appearances have primarily been made in connection with Mr. Mizrahi hosting Project Runway All-Stars which begins airing in the first quarter of 2012 and for which all filming (approximately 80 hours) was completed prior to Mr. Mizrahi’s employment with the Company.  Disclosure of Mr. Mizrahi’s involvement with Project Runway All-Stars has been added to his business background description under the caption “Management.” Supplementally, the Company advises the Staff that Mr. Mizrahi does not currently spend a significant amount of time on business activities outside of the Company and/or related to the Retained Media Rights, and therefore no additional disclosure has been made in this regard.

Securities and Exchange Commission
January 12, 2012

Changes and Disagreements with Accountants

Item 4.01 Changes in Registrant’s Certifying Accountant, page 78

4.
We note your revisions in response to prior comment 40. However, it appears that your revised disclosure refers to the period up to any interim unaudited financial statements through September 29, 2011, rather than the subsequent interim period preceding the dismissal of your former auditor. Please amend your Form 8-K to state whether there were any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K that occurred during the two most recent fiscal years and any subsequent interim period preceding the dismissal of your former auditor (i.e., during the years ended December 31, 2010 and 2009, and the subsequent interim period through September 29, 2011). Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

The relevant disclosure has been amended as requested and an updated letter from our former auditor has been included as an exhibit to the Form 8-K.

Exhibit 99.1

Audited Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009, and Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2011 of the Isaac Mizrahi Business

5.
We note that, in response to prior comment 41, you have presented full carve-out financial statements of IM Ready’s Isaac Mizrahi Business and you indicate that these financial statements are in compliance with the requirements of SAB Topic 1B.1. Tell us what consideration you gave to also including the following disclosures pursuant to Questions 2 and 4 of SAB Topic 1B.1 within the notes to the financial statements:

•	an explanation of the allocation method used to allocate common expenses to the IM Licensing Business;

•	an analysis of the intercompany accounts; and

•	the average balance due to or from related parties for each period for which an income statement is required.

Ensure that any changes to your notes to the financial statements are also reflected in the Isaac Mizrahi Business Financial Statements included as an exhibit to your Form 10-Q for the quarterly period ended September 30, 2011 as well as future filings.

The Company advises the Staff that the full carve-out financial statements include the direct costs of operations and employees dedicated to the IM Licensing Business, as well as an allocation of indirect and general and administrative costs (common expenses). The indirect and general and administrative expenses that were allocated between operating divisions were done so by formulating percentages based on either (or a combination of), (1) revenues, (2) salaries, (3) employee head count or (4) rent.  Each allocable expense was examined and the appropriate allocation formula was applied. Most of the expenses of IM Ready-Made, LLC were directly applied to a respective division.  Only 12% and 16% of the total operating expenses were allocated for the year ended December 31, 2010 and June 30, 2011, respectively. Management believes the disclosure relating to the allocation meets the standards of Topic 1B1, Question 2.

Securities and Exchange Commission
January 12, 2012

Question 4 of SAB Topic 1B.1 does not apply as there were no intercompany accounts or related party transaction between the IM Licensing Business and other divisions of IM Ready-Made, LLC.

Question 4 requires a subsidiary to report interest expense for intercompany debt.  Isaac Mizrahi Business did not have any intercompany debt.

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Statements of Old XCel and the Isaac Mizrahi Business for the six months ended June 30, 2011

Note II

6.
We note that the historical carrying value of accounts receivable of the IM Licensing Business have been eliminated in the adjustments to your unaudited pro forma condensed combined balance sheet. However, you indicate on page 7 that the assets acquired from IM Ready included proceeds from accounts receivable relating to the Isaac Mizrahi business. Please explain how the acquired accounts receivable are reflected in your pro forma financial statements.

The Company advises the Staff that the unaudited pro-forma financial statements are based on the balance sheet immediately following the acquisition.  The acquisition of the Isaac Mizrahi Business does not include accounts receivable through the closing date.  Therefore, the unaudited pro-forma financial statements do not contain any accounts receivable.  The reference to accounts receivable on page 7 refers to those receivables related to sales occurring after the close of the transaction.

Securities and Exchange Commission
January 12, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4. Debt

Seller Note, page 11

7.
Explain your accounting for the option to convert the Seller Note into a variable number of common shares. In this regard, tell us whether this represents an embedded derivative to be bifurcated and marked to fair value. Refer to ASC 815-10-15-74 and ASC 815-40- 25. Clarify whether the holder has the option to convert the note if the maturity date is not extend.

The Company advises the Staff that as disclosed in Note 11 to the financial statements, the Seller Note, at the Company’s sole option, can be satisfied through the issuance of shares of common stock or through the payment of cash.  As discussed in ASC 815-40-25-2 (b), the entity is provided with the choice of settlement and derivative accounting (bifurcated and marked to fair value) did not apply.

As also disclosed in Note 11, the Seller Note contains a provision whereby if the market price of the Company’s shares of common stock is below $4.50 on the maturity date, IM Ready can extend the maturity date of the Seller Note.  If the Note is extended, IM Ready will have the option to convert the Note at a price equal to the greater of $4.50 and fair market value at the time of conversion.  Accordingly, the number of shares issuable upon conversion at the option of IM Ready is capped at approximately 1.6 million shares, based on a stock price floor of $4.50 per share. The Company references the guidance provided in ASC 815-40-25-10 in its determination that derivate accounting does not apply  (i.e.,  all of the conditions necessary, which include an explicit share limit and sufficient authorized and unissued shares were met in order to exclude derivative accounting.)

The Company further advises the Staff that the holder of the Seller Note does not have the option to convert the note prior to maturity.

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq., of Blank Rome LLP at (212) 885-5442.

Securities and Exchange Commission
January 12, 2012

Very truly yours,

/s/ James F. Haran
James F. Haran
Chief Financial Officer

cc:           Brad L. Shiffman, Esq.